UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Conn’s, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

Ronald M. Clark The Stephens Group, LLC 100 Morgan Keegan Drive, Suite 500 Little Rock, AR 72202 (501) 377-2356

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Stephens Group, LLC 20-4948475
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 6,137,565
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 6,137,565
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,137,565
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 18.0%*
14.	Type of Reporting Person (See Instructions). HC OO

*	Based on 34,109,925 shares of Common Stock outstanding as of December 7, 2012.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W. R. Stephens, Jr. Revocable Trust N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 619
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 619
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 619
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.00%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 34,109,925 shares of Common Stock outstanding as of December 7, 2012.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Snow Lake Holdings, Inc. 71-0816760
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 1,146
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 1,146
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,146
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.00%*
14.	Type of Reporting Person (See Instructions). CO

*	Based on 34,109,925 shares of Common Stock outstanding as of December 7, 2012.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jon E. M. Jacoby N/A
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 102,978 (1)
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 102,978 (1)
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 102,978
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0.30%*
14.	Type of Reporting Person (See Instructions). IN

*	Based on 34,109,925 shares of Common Stock outstanding as of December 7, 2012.

(1)	His ownership includes 22,978 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 80,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Schedule 13D as to which Mr. Jacoby has sole voting power and sole dispositive power.

CUSIP No. 208242107

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SG-1890, LLC 26-1566670
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 6,137,565
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 6,137,565
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,137,565
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 18.0%*
14.	Type of Reporting Person (See Instructions). OO

*	Based on 34,109,925 shares of Common Stock outstanding as of December 7, 2012.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”) of Conn’s, Inc., a Delaware corporation (“the Company”) and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 4055 Technology Forest Blvd., Ste. 210, The Woodlands, TX 77381. This Amendment amends and restates the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by the Reporting Persons (as defined below) on February 6, 2009, as amended on February 12, 2010, October 26, 2010 and November 23, 2010.

ITEM 2.	IDENTITY AND BACKGROUND.

This Amendment is filed jointly by and for the entities and persons listed below, all of whom together are referred to as the “Reporting Persons” or individually as a “Reporting Person.” The Reporting Persons below, with the exception of The Stephens Group, LLC, are referred to as the “Rights Participants.”

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or board of managers, as applicable, of each of the applicable Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(i)	The Stephens Group, LLC. (“The Stephens Group”)

The Stephens Group is an Arkansas manager-managed limited liability company. It is managed by a Board of Managers consisting of the following individuals: W. R. Stephens, Jr., Elizabeth S. Campbell, Craig D. Campbell, Jon E. M. Jacoby, Ronald M. Clark, Robert L. Schulte, C. Ray Gash, William S. Walker, Emon A. Mahony, Jr. and Gary D. Boland. The Stephens Group is the Manager of SG-1890 (as defined below).

(ii)	Snow Lake Holdings, Inc. (“Snow Lake”)

Snow Lake is a Nevada corporation. It is managed by a Board of Directors consisting of the following individuals: Elizabeth S. Campbell, Craig D. Campbell and Robert L. Schulte.

(iii)	Jon E. M. Jacoby.

Jon E. M. Jacoby is a Director of the Company. He is also a Vice Chairman and Senior Managing Director of The Stephens Group.

(iv)	SG-1890, LLC. (“SG-1890”)

SG-1890 is an Arkansas manager-managed limited liability company. The sole manager is The Stephens Group. which has the ability to make decisions for SG-1890.

(v)	W. R. Stephens, Jr. Revocable Trust (“Trust”)

The Trust is a revocable trust formed under the laws of the State of Arkansas. W. R. Stephens, Jr. is the sole trustee of the Trust.

The Stephens Group, Snow Lake and SG-1890 are each in the business of managing or holding investments. Each of the individual persons listed above is a citizen of the United States of America. The business address of each Reporting Person and their respective managers, directors, officers and trustee, as applicable, is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

The Reporting Persons and Listed Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons and Listed Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Statement is hereby supplemented by adding the following:

On December 6, 2012, the Company entered into a purchase agreement (the “Purchase Agreement”) by and among the Company, the selling stockholders named in Schedule I thereto and Piper Jaffray & Co. and Stephens Inc., as representatives of the underwriters named in Schedule II thereto, providing for the sale to the public of 5,500,000 shares of the Company’s Common Stock, $0.01 par value per share at a price to the public of $26.75, less an underwriting discount of $1.3375 per share (the “Offering”). As a result of the Offering, on December 7, 2012 SG-1890 sold 2,278,426 shares of Common Stock.

The selling stockholders, including SG-1890, signed lock-up agreements with the underwriters named in the Purchase Agreement that prohibit the selling stockholders from offering for sale, pledging, announcing the intention to sell, selling, contracting to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of at least 90 days following December 7, 2012, the date of the final prospectus used to sell Common Stock in the Offering, without the prior written consent of Piper Jaffray & Co. and Stephens Inc. The lock-up agreements do not prohibit the selling stockholders from transferring shares of Common Stock for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms. The lock-up provisions also do not prevent selling stockholders from selling shares to the underwriters pursuant to the underwriting agreement.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period the Company issues an earnings release or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in the lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The restrictions in the lock-up agreements can be waived at any time in the sole discretion of Piper Jaffray and Stephens Inc.

None of the Reporting Persons, Listed Persons, nor, to the knowledge of the Reporting Persons, any other persons, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act. However, each of the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions.

The Reporting Persons may engage in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company. The Reporting Persons may discuss ideas that, if effected, may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Accordingly, each Reporting Person and Listed Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). The following disclosure is based on 34,109,925 shares of Common Stock outstanding as of December 7, 2012, as reported in Company’s Prospectus Supplement to the Prospectus dated October 2, 2012, filed with the SEC on December 7, 2012. See Schedule I for the information applicable to the Listed Persons.

(a, b) The following table discloses the beneficial ownership of the Common Stock by the Reporting Persons as of the date of this Statement:

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
The Stephens Group, LLC	6,137,565	18.0%	0	6,137,565	0	6,137,565
SG-1890, LLC	6,137,565	18.0%	0	6,137,565	0	6,137,565
Snow Lake Holdings, Inc.	1,146	0.00%	1,146	0	1,146	0
W.R. Stephens, Jr. Revocable Trust	619	0.00%	619	0	619	0
Jon E. M. Jacoby	102,978	0.30%	102,978	0	102,978	0

(c) Except as described in this Statement, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock during the 60 days preceding the date hereof.

(d) Not applicable

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, other than as described in this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

* Exhibit 1	Agreement to File Joint Schedule 13D

* Exhibit 2	Power of Attorney executed by Reporting Persons

*	filed previously

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012	By:	/S/ RONALD M. CLARK
Name: Ronald M. Clark

Attorney-in-Fact for:

THE STEPHENS GROUP, LLC (1) W. R. STEPHENS, JR. REVOCABLE TRUST (1) SNOW LAKE HOLDINGS, INC. (1) JON E. M. JACOBY (1) SG-1890, LLC (1)

(1) A Power of Attorney authorizing Ronald M. Clark to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I

MANAGERS/DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The Stephens Group, LLC

The Stephens Group, LLC is an Arkansas manager-managed limited liability company (“The Stephens Group”). It is managed by a Board of Managers. The following sets forth the name and position, if any, of each manager of The Stephens Group. Each such person is a citizen of the United States of America. The business address of each manager is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

Name	Position
W. R. Stephens, Jr.	Chief Executive Officer and Co-Chairman
Elizabeth S. Campbell	Co-Chairman
Craig D. Campbell	Vice Chairman
Jon E. M. Jacoby	Vice Chairman & Senior Managing Director
Ronald M. Clark	Chief Operating Officer & General Counsel
Robert L. Schulte	Chief Financial Officer
C. Ray Gash	Manager
William S. Walker	Manager
Emon A. Mahony, Jr.	Manager
Gary D. Boland	Manager

Snow Lake Holdings, Inc.

Snow Lake Holdings, Inc. is a Nevada corporation (“Snow Lake”). It is managed by a Board of Directors. The following sets forth the name and position, as applicable, of each executive officer and director of Snow Lake. Each such person is a citizen of the United States of America. The business address of each officer and director is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

Name	Position
Elizabeth S. Campbell	Director
Craig D. Campbell	Director
Robert L. Schulte	Director, Treasurer
Jon E. M. Jacoby	President
C. Ray Gash	Secretary

SG-1890, LLC

SG-1890, LLC is an Arkansas manager-managed limited liability company (“SG-1890”). The sole Manager is The Stephens Group. W. R. Stephens, Jr., as Chief Executive Officer of The Stephens Group and has the ability to make decisions for SG-1890 on behalf of The Stephens Group.

EXHIBIT INDEX

* Exhibit 1	Agreement to File Joint Schedule 13D

* Exhibit 2	Power of Attorney executed by Reporting Persons

*	filed previously